Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Other Ratios
As of March 31, 2015
(Amounts in thousands except ratios)

Total Senior Secured Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The total senior secured debt to Adjusted EBITDA ratio is defined as consolidated senior secured debt less unrestricted cash divided by Adjusted EBITDA. The deduction for unrestricted cash is limited to $700 million of cash and marketable securities other than shares of Rice Energy.

Total senior secured debt less unrestricted cash	$21,701

Adjusted EBITDA (1)	$263,679

Total senior secured debt less unrestricted cash to Adjusted EBITDA ratio	0.08

(1) Adjusted EBITDA is defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in this Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Three Months Ended March 31,
	2015	2014

Revenues:
Coal revenues:
Eastern steam	$301,042	$441,861
Western steam	115,687	115,785
Metallurgical	309,338	395,174
Total	$726,067	$952,820

Tons sold:
Eastern steam	5,454	7,585
Western steam	10,019	9,447
Metallurgical	4,030	4,391
Total	19,503	21,423

Coal sales realization per ton:
Eastern steam	$55.20	$58.25
Western steam	$11.55	$12.26
Metallurgical	$76.75	$89.99
Average	$37.23	$44.48